UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

ELTEK LTD.
(Name of Issuer)

Ordinary Shares, nominal value NIS 3.0 per share
(Title of Class of Securities)

M40184 208
(CUSIP Number)

Nistec Golan Ltd.
43 Hasivim Street, Petach Tikva, Israel
(972) 3-929-2550

Attention: Yitzhak Nissan
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 5, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40184 208

1	NAME OF REPORTING PERSON: Nistec Golan Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 3,360,200 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 3,360,200 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,360,200 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.12%
14	TYPE OF REPORTING PERSON: CO

*  Based on 6,704,830 Ordinary Shares outstanding as of March 31, 2024 as reported on Form 6-K by the Issuer

CUSIP No. M40184 208

1	NAME OF REPORTING PERSON: Yitzhak Nissan I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 165,224 Ordinary Shares
	8	SHARED VOTING POWER: 3,360,200 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 165,224 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 3,360,200 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,525,424 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.58%*
14	TYPE OF REPORTING PERSON: IN

*  Based on 6,704,830 Ordinary Shares outstanding as of March 31, 2024 as reported on Form 6-K by the Issuer .

This Amendment no. 8 (this "Amendment") is being filed by Nistec Golan Ltd. ("Nistec Golan") and Mr. Yitzhak Nissan ("Mr. Nissan" and, together with Nistec Golan, the "Reporting Persons"), and amends the initial statement on Schedule 13D filed on January 16, 2019 (the "Initial Statement"), Amendment no. 1 (which was filed as a statement on Schedule 13D) filed on May 15, 2019 ("Amendment no. 1"), Amendment no. 2 (which was filed as a statement on Schedule 13D) filed on June 3, 2019 ("Amendment no. 2"), Amendment no. 3 (which was filed as a statement on Schedule 13D) filed on June 5, 2019) ("Amendment no. 3"), Amendment No. 4 (which was filed as a statement on Schedule 13D filed on February 16, 2021) ("Amendment no. 4"), Amendment No. 5 (which was filed as a statement on Schedule 13D filed on December 20, 2023) ("Amendment no. 5"), Amendment No. 6 (which was filed as a statement on Schedule 13D filed on December 20, 2023) ("Amendment no. 6"), and Amendment No. 7 (which was filed as a statement on Schedule 13D filed on January 4, 2024) ("Amendment no. 7" and together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment, the "Statement"). This Statement is being filed by the Reporting Persons, to report acquisitions by the Reporting Persons of ordinary shares, nominal value NIS (New Israeli Shekels) 3.0 (the "Shares"), of Eltek Ltd., an Israeli company (the "Issuer") in the ordinary course of business. The acquisitions have changed, taken into account the outstanding number of shares of the Issuer, the percentage of the number of ordinary shares actually held and beneficially owned by the Reporting Persons, relative to the number previously reported, in greater than 1% of the outstanding ordinary shares.

Item 1.     Securities and Issuer

The class of equity securities to which this Amendment relates is the Shares of  the Issuer, whose principal executive offices are located at 20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach Tikva, Israel.

Item 2.     Identity and Background.

This Statement on Schedule 13D/A is being filed by Mr. Nissan, and Nistec Golan, a private company incorporated under the laws of the State of Israel and controlled by Mr. Nissan. Mr. Nissan is an Israeli citizen and the Chief Executive Officer and Chairman of the Board of Nistec Golan. The principal business address of the Reporting Persons is 43 Hasivim Street, Petach Tikva, Israel. Mr. Nissan serves as the Chairman of the Board of Directors of the Issuer. Mr. Nissan individually owns 165,224 Ordinary Shares.

During the past five years, none of the Reporting Persons or any of Nistec Golan's directors and executives, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

Personal funds.

Item 4.     Purpose of Transaction.

Nistec Golan and Mr. Nissan originally acquired the Shares for investment purposes.

The Reporting Persons intend to review the investment in the Issuer on a regular basis. The Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose of or otherwise deal in the ordinary shares of the Issuer, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of the Shares or changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. In order to evaluate the investment, the Reporting Persons may routinely monitor the price per share of the Shares as well as the Issuer’s business, assets, operations, financial condition, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements and other investment considerations. Such factors may materially affect the Reporting Persons investment purpose and may result in modifying their ownership of the Shares.

Further, the Reporting Persons reserve the right to revise their plans or intentions and/or to formulate other plans, and take any and all actions with respect to their investment in the Issuer they may deem appropriate, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D/A, or acquire additional ordinary shares or dispose of some or all of the Shares beneficially owned by the Reporting Persons , in open market or private transactions, block sales or purchases or otherwise, in each case, to maximize the value of their investment in the Issuer in light of its general investment policies, market conditions and subsequent developments affecting the Issuer. The Reporting Persons may at any time reconsider and change their plans relating to the foregoing.

Item 5.     Interest in Securities of the Issuer.

Mr. Nissan controls Nistec Golan. The power to vote or dispose of the shares beneficially owned by Nistec Golan is not shared.

(a)           Nistec Golan beneficially owns approximately 50.12% of the Issuer’s Ordinary Shares as of this date. Mr. Nissan directly owns approximately 2.46% of the Issuer's Ordinary Shares as of this date.

(b)          Mr. Nissan may be deemed to possess the sole power or shared power to vote (or direct the vote of) 3,525,424 shares of the Issuer’s Ordinary Shares.

(c)          Transactions in the class of securities reported on that were effected during the past sixty days:

Date of Sale	Number of Ordinary Shares acquired	Share Price ($)	Gross Consideration ($)
5/23/2024	7,900	12.28	97,014
5/24/2024	6,798	12.12	82,410
5/28/2024	9,300	11.87	110,381
5/29/2024	9,500	12.07	114,654
5/30/2024	7,966	12.12	96,547
5/31/2024	9,200	12.04	110,798
6/3/2024	5,800	11.89	68,972
6/4/2024	5,330	11.86	63,202
6/5/2024	6,810	11.79	80,281

(d)          Not applicable.

(e)          Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to     Securities of the Issuer

Not applicable.

Items 7.    Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 6, 2024

Nistec Golan Ltd.

By:	/s/ Yizhak Nissan
Name: Yitzhak Nissan
Title: Chief Executive Officer

/s/ Yizhak Nissan
Yitzhak Nissan